April 6, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549

Re:	Till Capital Ltd.
Registration Statement on Form 20-F
Filed March 13, 2015
File No. 000-55324

Dear Mr. Riedler,

Till Capital Ltd. (“Till” or the “Company”) has received and reviewed your letter dated April 1, 2015, regarding the Commission’s review of Till’s Registration Statement on Form 20-F (File No. 000-55324) (the “Form 20-F”) filed March 13, 2015. Till’s responses to your comments are set forth below.

SEC Comment 1:

1.

Please refer to prior comment 1. As originally requested, please revise your disclosure to address any known uncertainties governing the Properties and how the planned management of these assets is intended to affect your future liquidity and results of operations.

Company Response to Comment 1:

We will amend our disclosure on page 34 of the Form 20-F to replace the existing disclosure under the heading, “Silver Predator Corp. and Golden Predator Mining Corp.” with the following disclosure:

Silver Predator Corp.

Following the Reorganization, we owned approximately 55% of the issued and outstanding shares of SPD. On July 31, 2014, SPD completed a non-brokered private placement of 19,000,000 common shares at $0.07 per share for proceeds of $1,330,000. Following completion of this financing, we own approximately 63.34% of SPD’s issued and outstanding common shares. SPD is engaged in exploring for and developing economically viable silver, gold and tungsten deposits in Canada and the United States, with a focus on Nevada and Idaho. SPD’s two core properties are the Springer tungsten mine and mill in Pershing County, Nevada and the Taylor Mine and Mill near Ely, Nevada. SPD also owns the Copper King property near Coeur d’Alene, Idaho, the Cornucopia property in Elko County, Nevada and several additional properties in Nevada.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Springer Property. SPD owns a 100% interest in the Springer property, which is a non-operating former tungsten production facility located on the east flank of the Eugene Mountains, approximately 25 miles southwest of the city of Winnemucca, Nevada. In addition to the former tungsten production facility, the project consists of 209 lode mineral claims, 25 placer claims and fee lands for a total area of approximately 6,400 acres, including all mineral claims and fee lands, subject to a 2% net smelter royalty. The Springer production facility consists of a 1,360-ft vertical shaft and underground workings, a 1,200 ton per day mill with automated rod/ball mill grinding and flotation circuits, plus all water rights, and most permits necessary for operation of the facility. SPD did not conduct any significant exploration on the Springer property in 2014 and has no plans to conduct significant exploration until it is able to raise capital to fund an exploration program.

Mining and production at the facility could be restarted with additional capital expenditures required for exploration to determine the existence of mineral reserves, modernization and refurbishment. We do not intend to make additional capital contributions to SPD in order to restart mining and production at the Springer property. SPD has disclosed that it is actively seeking a joint venture partner who can provide the necessary capital for investments in exploration, modernization and refurbishment in exchange for an ownership interest in the property.

Taylor Mine and Mill. SPD owns a 100% interest in the Taylor Mine and Mill, which is a gold and silver project located in White Pine County, Nevada, 17 miles south of the town of Ely. The property consists of 130 unpatented and patented lode claims and five unpatented mill site claims totaling approximately 876 hectares (2,166 acres), subject to a 2% net smelter royalty and a 1% net profits royalty. The Taylor Mine and Mill was a high grade underground silver producer during the late 1880s, and again in the 1960s. The most signficant production history occurred from 1981 to 1984, when Silver King Mines produced over 5 million ounces of silver from several open pits. The mine closed due to low silver prices, leaving significant current resources pre-stripped in close proximity to the existing mill. The mill opened again in 1989 to process ore from a nearby gold mine and continued in operation until 1991 when the nearby mine closed. In order to restart mining and production at the mine and mill, SPD will need to either modernize and expand the existing mill or build a new mill and design and build a new tailings facility. In addition, SPD will need to conduct further exploration of the property in order to identify mineral reserves. SPD performed limited exploration on the Taylor property in 2014, and SPD has not planned any significant further exploration expenditures until it is able to raise capital to fund an exploration program.

We do not intend to make additional capital contributions to SPD in order to restart mining and production at the Taylor Mine and Mill. Accordingly, SPD is actively seeking a joint venture partner for the property to fund the necessary expenditures in exchange for an ownership interest in the property.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Golden Predator Mining Corp.

Following the Reorganization, we own approximately 55% of the issued and outstanding shares of GPY. GPY is a corporation formed under the Business Corporation Act (Alberta, Canada) and a reporting issuer in British Columbia and Alberta, Canada. GPY is a resource exploration company focused on gold and copper exploration in the Yukon, where its core projects, the Brewery Creek Project in northwest Yukon and the 3 Aces Project in southeast Yukon, are located. In addition, GPY owns the Marg and Clear Lake polymetallic massive sulfide deposits and the Sonora Gulch copper-gold-silver porphyry project in central Yukon.

Brewery Creek Project. GPY owns 100% of the Brewery Creek Project, subject to various royalties. The Brewery Creek Project is a past producing heap leach gold mining operation located east of Dawson City, Yukon, Canada. The property consists of 1,075 quartz claims, 93 of which have been converted to mining leases. Brewery Creek was previously mined and operated by Viceroy Minerals Corporation between 1995 and 2002, and produced approximately 280,000 ounces of gold during that time. Much of the infrastructure from past mining operations has been removed or rehabilitated. GPY completed a preliminary economic assessment of Brewery Creek in November 2014 which confirmed the potential for development of the property. GPY has no plans to conduct significant exploration on Brewery Creek until it is able to raise capital.

Additional capital investment will be required to rebuild and refurbish infrastructure and to restart mining and production. We do not intend to make additional capital contributions to GPY to fund these capital expenditures. GPY has disclosed that it is actively seeking a joint venture partner who can provide the required capital in exchange for an ownership interest in the property.

3 Aces Property. GPY owns 100% of the 3 Aces property, subject to various royalties. The 3 Aces property is a gold deposit located north of Watson Lake in Yukon, Canada, which consists of 1,105 contiguous quartz claims. Exploration in the 3 Aces area has been conducted since the mid-1960’s, based on the gold potential in this belt of rocks in the Selwyn Basin. Exploration by several operators in the area has identified gold mineralization however the first discovery of bonanza grade gold mineralization was not made until 2009 at the Main Zone on the 3 Aces property. Golden Predator optioned the property in 2010 and has conducted 11,410 metres of drilling from 2010-2014. SPD completed metallurgical testing on the 3 Aces property in 2014 which showed potential for gold recoveries. GPY has no plans to conduct significant exploration on the 3 Aces property until it is able to raise capital.

As we do not intend to make additional capital contributions to GPY in order to complete additional exploration, GPY has disclosed that it is actively seeking a joint venture partner to provide funding for the 3 Aces property in exchange for an ownership interest in the property.

Outlook for our Investments in Silver Predator and Golden Predator

Each of SPD and GPY, as applicable, has disclosed that they are actively seeking joint venture partners for each of the Springer property, Taylor Mill and Mine, Brewery Creek Project and 3 Aces property (collectively, the “Properties”) in order to fund additional capital expenditures. None of the Properties currently contains mineral reserves, as defined by the SEC. Only those mineral deposits that SPD or GPY can economically extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. Substantial additional work, including among other things, mineral exploration, mine design and schedules and permitting, will be required to determine if any economic mineral deposits exist on the Properties. Accordingly, each of the Properties would require substantial additional capital investment in order to identify mineral reserves and commence mineral production.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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We do not intend to make further capital contributions to SPD or GPY to finance the exploration and development of any of the Properties. If SPD and GPY are unable to secure funding for the necessary capital expenditures on their respective Properties, whether through joint ventures, sales of equity or debt securities or sales of assets, SPD and GPY’s exploration and development of their respective Properties will be delayed.

If SPD or GPY is successful in finding a joint venture partner on any of the Properties, we expect that the joint venture will be implemented by way of an option agreement, whereby the joint venture partner will have the option to earn varying levels of ownership interest in the Property based on the level of capital expenditures they make to explore and develop the Property within specified timeframes. Nonetheless, if a Property is subject to an option agreement, we expect that SPD or GPY, as applicable, would retain a minority ownership interest in the Property.

To date, neither SPD nor GPY has been succesful in engaging a joint venture partner on any of the Properties. Absent joint venture partners or alternate sources of financing, neither SPD nor GPY has detailed plans to conduct significant exploration on any of the Properties. We do not intend to make any capital contributions to either of SPD or GPY to finance the necessary exploration and other capital expenditures on the Properties. Accordingly, we expect the ongoing operations of SPD and GPY to be limited to maintenance costs of approximately $70,000 per month in the aggregate, which we do not expect to significantly impact on our financial condition, results of operations or liquidity in future periods.

SPD and GPY’s ability to find joint venture partners is dependent upon a number of factors, including: (i) whether mineral reserves are determined to exist on the Properties; (ii) the market conditions for the type(s) of minerals contained on the Properties; and (iii) the market conditions affecting junior resource companies. Although SPD and GPY management expect to continue actively seeking joint venture partners to finance their respective Properties, there can be no assurance that they will locate joint venture partner(s) who will provide funding on acceptable terms or that they will find alternate sources of financing. If SPD and GPY are not successful in finding joint venture partners, then the Properties may continue in their respective current states of limited activity. Consistent with our investment strategy, we intend to hold these investments for a period of one to three years; however, if SPD and GPY are not successful in finding joint venture partners and the market valuations of SPD and GPY remain at current levels or below, we may continue to hold the investments.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Additionally, although we do not believe there is a significant risk that further impairment charges will be incurred for any of the Properties, if SPD and GPY are not successful in obtaining joint venture financing and market conditions are unfavorable, we may incur additional impairment charges, which may have a material negative impact on our results of operations and financial condition.

If SPD or GPY is successful in attracting a joint venture partner for one of the Properties or if they secure an alternate source of financing, then our interests in SPD, GPY or both may be diluted, in which case we may no longer have a controlling interest in either entity. If either entity obtains a joint venture partner for a Property, the market valuation of that entity may increase, and we may sell a portion of our shares in that entity, which may have a material positive impact on our liquidity and financial condition. Further, funding by a joint venture partner of additional exploration and capital expenditures on a Property may result in SPD or GPY declaring mineral reserves at a Property. If SPD or GPY determine that a Property has mineral reserves, or if market conditions for the type(s) of minerals contained on a Property improve, then we may reverse previously incurred impairment charges, which may have a material positive impact on our results of operations and financial condition.

SEC Comment 2:

2.

Please refer to prior comment 2. Please explain why you removed the assertion on page 31 of your filing that stated “we do not expect to hold these investments indefinitely, and intend to exit some or all of the investment in the next one to three years, with the intention of maximizing return on investment.” In addition, clarify the degree to which you expect “the impact of the Properties to be significant to our business after the current fiscal period” and the likelihood that these Properties will cause additional impairment losses or reversal of previously-recorded impairment losses would be material to your future operating results. Revise your disclosure accordingly.

Company Response to Comment 2:

We replaced the disclosure on page 31 of the Form 20-F that, “we do not expect to hold these investments indefinitely, and intend to exit some or all of the investment in the next one to three years, with the intention of maximizing return on investment” with the disclosure that, “Consistent with RRL’s investment strategy, we intend to exit some or all of the investments within the next one to three years, subject to market conditions, the market value of the SPD and GPY shares and RRL’s capital requirements” in order to provide additional information as to the criteria we would consider in evaluating “maximizing return on investment.”

In addition, to provide further information regarding our intentions with respect to our investments in SPD and GPY, we will amend our disclosure on page 31 of the Form 20-F to include the following italicized disclosure.

As of the date of this Registration Statement, we hold controlling interests in SPD and GPY, each of which owns certain mining properties which are currently under exploration.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Although we currently hold a controlling interest in each of SPD and GPY, the strategy and operations of each of these entities is determined by each entity’s respective board of directors. Consistent with RRL’s investment strategy, we intend to exit some or all of the investments within the next one to three years, subject to market conditions, the market value of the SPD and GPY shares and RRL’s capital requirements. Notwithstanding our intention to exit some or all of these investments in the next one to three years, we may be unable to do so on acceptable terms. SPD and GPY are currently searching for joint venture partners in order to fund the exploration activities and capital expenditures necessary to further develop the Properties. If SPD and GPY are able to find joint venture partners for some of the Properties or if they secure alternate sources of financing, our interests in SPD, GPY or both may be diluted, and we may no longer own a majority interest in SPD, GPY or both. Upon finding a joint venture partner, we expect that the fair market value of our securities in those entities may increase, and we may sell additional securities. However, if SPD and GPY are unable to find joint venture partners for the Properties, and if the market prices for precious metals and SPD and GPY shares do not recover, we may be forced to hold the securities indefinitely. Accordingly, although we intend to exit some or all of the investments in SPD and GPY in the next one to three years, we may hold the securities for a longer time period.

As discussed in the response to Comment 1 above, we will amend our disclosure on page 34 of the Form 20-F to include additional disclosures which address the degree to which we expect the impact of the Properties to be significant to our business after the current fiscal period and the likelihood that these Properties will cause additional impairment losses or reversal of previously-recorded impairment losses would be material to your future operating results.

SEC Comment 3:

3.

We note your response to prior comment 4 that Mr. Sheriff had 6.4% interest in SPD. We also note your response to prior comment 5 in the letter dated January 30, 2015 that Mr. Sheriff had a 9.7% interest in SPD. Please clarify Mr. Sheriff’s interest in SPD. Additionally, please amend your disclosure to include the text of your response to prior comment 5 to the letter dated January 30, 2015 in your filing.

Company Response to Comment 3:

The Company’s response to prior comment 5 in the letter dated January 30, 2015 indicated Mr. Sheriff had a 9.7% interest in SPD. The Company inadvertently used the outstanding shares of SPD as of the fiscal year-end May 31, 2013 in arriving at the 9.7% figure instead of the outstanding shares immediately prior to the April 17, 2014 reorganization. Mr. Sheriff’s interest in SPD immediately prior to the April 17, 2014 was correctly determined to be 6.4% in the Company’s response to comment 4 in the letter dated March 9, 2015.

The Company will amend the disclosure to include the text of the Company’s response to prior comment 5 to the letter dated January 30, 2015.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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     * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with our response to your comments, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 208-719-0134 if you have any additional questions or need any further clarification.

Sincerely,

/s/ Timothy P. Leybold

Timothy P. Leybold
Chief Financial Officer
Till Capital Ltd.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com